Clarification of the report "Asia Pacific Telecom is open to cooperate with Chunghwa Telecom" Date of events: 2014/01/10 Contents:

1. Date of occurrence of the event: 2014/01/10
2. Company name: Chunghwa Telecom Co., Ltd.
3. Relationship to the Company (please enter ”head office” or	”subsidiaries”): head office

4.	Reciprocal shareholding ratios: N.A.

5.	Name of the reporting media: Economic Daily News

6.	Content of the report: Asia Pacific Telecom is open to cooperate with Chunghwa Telecom.

7.	Cause of occurrence: None.

8.	Countermeasures: None.

9.	Any other matters that need to be specified: The Company always follows the information disclosure procedure as required by related regulations, and does not have any comments on the market rumor or media report.